November 21, 2008
Mr. H. Christopher Owings
Assistant Director
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	UniSource Energy Corporation Definitive Proxy Statement on Schedule 14A Filed March 24, 2008 File No. 001-13739
Dear Mr. Owings:
UniSource Energy Corporation (the “Company”) acknowledges receipt of your follow-up letter of October 29, 2008 commenting on the Company’s responses to your original letter dated September 19, 2008, as it related to the above-referenced filing.
This letter contains our responses to the comments and explanations of the requested information. Please feel free to call me at the telephone number listed at the end of this letter if you would like to discuss any of the responses.
For your convenience, each of your comments is included in bold and is followed by the Company’s corresponding response.
Definitive Proxy Statement on Schedule 14A Filed December 31, 2007
Elements of Compensation, page 14
Short-Term Incentive Compensation (Cash Awards), page 14
1.
We reviewed your response to comments 3 and 6 in our letter dated September 19, 2008. Please provide us with your intended disclosure for future filings based on information disclosed in the above-referenced documents. In doing so, please ensure that your proposed disclosure clearly explains that the minimum EPS amount you disclose must be achieved only for purposes of the CEO’s ability to receive short-term incentive compensation. Please also show us what the Grant of Plan-Based Awards table would look like. In this regard, we would expect you to provide accompanying disclosure making it clear that your CEO is eligible for a payment of no more than $2 million under the 2006 Omnibus Plan and to explain the reason why you determined to award him a lesser amount. We may have further comment.

H. Christopher Owings
Securities and Exchange Commission
November 21, 2008

Response: In future filings for any year during which we determine the CEO’s annual incentive payment in the manner used for the 2007 annual incentive payment, our intended disclosure for future filings, based on information disclosed in the Definitive Proxy Statement on Schedule 14A Filed December 31, 2007, would be:
Short-Term Incentive Compensation (Cash Awards)
The Compensation Committee provides for short-term incentive compensation in the form of cash awards under the Performance Enhancement Plan (“PEP”) in order to link a significant portion of the Named Executives’ annual compensation to the Company’s annual financial and operational performance.
Each year, before the end of the first quarter, the Compensation Committee establishes performance objectives that must be met in whole or in part before the Company pays PEP awards. The Compensation Committee generally attempts to align the target opportunity for each Named Executive with the median rate for equivalent positions at the benchmark companies. In 2007, the target incentive opportunity for the executive officers ranged from 40% to 80% of base salary, depending on position. As described more fully below, the actual amounts paid would change depending on the achievement of specified performance objectives, and could range from 50% of the target award upon achievement of threshold performance to 150% of the target award upon achievement of outstanding performance. The Compensation Committee has the discretion to increase, reduce or eliminate a PEP award regardless of whether the performance goals applicable to the Named Executive’s incentive award have been achieved.
Financial and Operating Performance Objectives-2007
The PEP performance targets are based on factors that are essential for the long-term success of the Company and are identical to the performance objectives used in the Company’s performance plan for non-union employees. In 2007, the financial and operating objectives were diluted earnings per share (“EPS”), cost containment (“O&M”) and customer service and core business goals relating to customer service, regulatory, reliability, project implementation and safety matters.
The measures and individual weightings for the 2007 PEP were selected by the Compensation Committee to ensure an appropriate focus on profitable growth and expense control, as well as operational and customer service excellence. This approach directs employees to work toward common goals that are in the interests of our various stakeholders including customers, employees and shareholders.

H. Christopher Owings
Securities and Exchange Commission
November 21, 2008

These criteria were also used in 2006, except that in 2007 the Compensation Committee used diluted EPS and in 2006 the EPS performance target did not take into account dilution. The change to diluted EPS was made to work in tandem with the Company’s reporting metrics to the financial community. In 2007, thirty percent (30%) of the PEP award was based on attaining the diluted EPS targets, 30% was based on keeping O&M costs within a specified range, and the remaining 40% was based on the achievement of our customer service and core business goals.
The 2007 PEP measures and weighting apply to Named Executives as well as other non-union employees.
In developing the PEP performance targets, the CFO of the Company, with assistance from other personnel, compiles relevant data and makes recommendations to the Compensation Committee for a particular year, but the Compensation Committee ultimately determines the performance objectives that are adopted.
The 2007 quantitative performance objectives were:

2007 Performance
Objectives	Threshold	Target	Outstanding
Diluted EPS	$1.55	$1.75	$1.95
O&M	$276 million	$271 million	$266 million
In addition, the 2007 customer service and core business goals were:
•	Averaging customer service response time at or below 3 minutes;

•	Volunteering community service of at least 35,000 hours by employees;

•	Completing specific departmental project goals;

•	Achieving various operational reliability goals; and

•	Maintaining OSHA incident rates at or below national average.
Short-Term Incentive Award to the CEO
Because the CEO’s total compensation could exceed $1 million, section 162(m) of the Internal Revenue Code (“Section 162(m)”) would deny the Company a tax deduction for the excess over $1 million, unless that excess compensation qualified as performance-based compensation. To comply with the performance-based compensation requirements, and also allow the Compensation Committee to retain some discretion to adjust the award, if appropriate, the Compensation Committee used a different approach, requiring two separate steps, to calculate the CEO’s short-term incentive award.

H. Christopher Owings
Securities and Exchange Commission
November 21, 2008

The first step involved the 2006 Omnibus Stock and Incentive Plan (the “2006 Omnibus Plan”), which permits payment of cash awards up to $2 million. For the CEO’s short-term incentive award to qualify as performance-based compensation, Section 162(m) requires that the award be payable solely upon the attainment of performance goals. If the performance goals are achieved, Section 162(m) would permit the Compensation Committee to pay the amount specified at the time of the award or to pay any lesser amount, but would not allow payment of any greater amount. For the CEO’s short-term incentive award, the Compensation Committee established a minimum performance objective of $1.49 diluted EPS, which, if achieved, would allow the Committee to pay the CEO the $2 million maximum permitted by the 2006 Omnibus Plan or any lesser amount; however, if the Company failed to achieve $1.49 diluted EPS, the CEO would not be entitled to any short-term incentive award payment, regardless of the achievement of other PEP performance objectives as described above. In this respect, the CEO’s performance objective differed significantly from objectives set for the awards to the other Named Executives. The CEO’s award had an absolute minimum performance level that must have been achieved before the CEO received any payment, whereas if the Company failed to achieve the minimum performance on the diluted EPS objective set under the PEP, the other Named Executives could have still received a payment based on the attainment of the remaining performance objectives. Solely for purposes of this first step of determining the CEO’s short-term incentive award, the Committee felt it was appropriate to set the CEO’s diluted EPS performance objective slightly below the diluted EPS target used for the other Named Executives, because of the increased importance of the CEO’s diluted EPS target, the increased risk related to that target, and the desire to comply with the performance-based compensation requirement of Code Section 162(m).
The second step for determining the CEO’s short-term incentive award involved applying the PEP performance objectives and methodology. Once the Company achieved the minimum performance objective established pursuant to the 2006 Omnibus Plan for the CEO to receive any payment, the exact amount of the CEO’s payment, including whether the CEO received the minimum, target or maximum amount as a percentage of base salary, would be determined using the same PEP performance objectives and methodology as described above for the other Named Executives. As described above, the range of actual payouts would in all cases be less than the maximum amount permitted by the 2006 Omnibus Plan and would satisfy the performance-based compensation requirements of Section 162(m). Using the PEP guidelines, the Compensation Committee determined that the CEO’s threshold, target and maximum annual incentive awards should be $278,000 (50% of his target award), $556,000 (100% of his target award and 80% of his base salary), and $834,000 (150% of his target award), respectively.

H. Christopher Owings
Securities and Exchange Commission
November 21, 2008

2007 PEP Results
In 2007, the Company achieved $1.57 per share of diluted EPS, which was 89.7% of the target level of performance. According to the guidelines set by the Compensation Committee at the time of the award, which required interpolating on a straight-line basis, the achievement of 89.7% of the target level of performance of the EPS target resulted in a payout level of 55% of the target amount for that factor. The Company achieved an O&M spending level for 2007 of $269.7 million, which, because lower O&M spending represented better performance, was slightly better than the target level of performance. According to the guidelines set by the Compensation Committee at the time of the award, which required interpolating on a straight-line basis, the achievement of the slightly better than the target level of performance of the O&M spending target resulted in a payout level of 113% of the target amount for that factor. Finally, the Company achieved 123% of target performance for its customer service and core business goals. These results produced total weighted performance for 2007 of 99.5% of target performance. Because of the lower performance on the diluted EPS target, however, management recommended that the Compensation Committee exercise its discretion to reduce the payments slightly. The Compensation Committee agreed and approved a PEP payout of 97.5% of target awards for Named Executives other than Mr. Pignatelli.
Mr. Pignatelli was eligible for a payment on account of his annual incentive award because the Company exceeded the separate $1.49 diluted EPS minimum threshold necessary for him to receive a payment. Having confirmed that Mr. Pignatelli was eligible for a payment, the Compensation Committee used the methodology, described above, for the other Named Executives to determine that Mr. Pignatelli would also receive a payment of 97.5% of his target award.
Financial and Operating Performance Objectives — 2007, page 15
2.
We reviewed your response to comment 4 in our letter dated September 19, 2008. In your response you state that in future filings the company will “clarify how it determined the percentage of target level of performance actually achieved.” Based on your response, it appears that your EPS target was $1.75 and that the actual EPS achieved was $1.57, resulting in a percentage of target level of performance actually achieved of 90% (as opposed to 55%). The percentages presented in your disclosure (i.e., 55% and 113%) appear to relate to the payout level and do not represent a “percentage of the target.” In future filings please also state the percentage of target level of performance achieved and how you determined the corresponding payout level, which appears to be pro rata.

H. Christopher Owings
Securities and Exchange Commission
November 21, 2008

Response: We have revised our initial response to Comment 4 in your letter dated September 19, 2008 to read as follows:
The Company will clarify how it determined the percentage of the target level of performance actually achieved. Table A, below, reflects the diluted EPS goals which ranged from $1.55 (threshold) to $1.95 (outstanding) and the corresponding payout levels which ranged from 50% to 150% of the target award. Diluted EPS must have reached a minimum of $1.55 (threshold) to produce a payout level of 50%; diluted EPS of less than $1.55 would not have paid any amount for that performance target. As shown on the chart, the Company achieved $1.57 diluted EPS, which was 89.7% of the target level of performance ($1.57/$1.75). According to the guidelines set by the Compensation Committee at the time of the award, which required interpolating on a straight-line basis, the achievement of 89.7% of the target level of performance of the diluted EPS target resulted in a payout level of 55% of the target amount for that factor.
Table A

			1.57
EPS	Range ($)	1.55	ê	1.59	1.63	1.67	1.71	1.75	1.79	1.83	1.87	1.91	1.95

Payout	Payout %	50%		60%	70%	80%	90%	100%	110%	120%	130%	140%	150%
			55%
Table B, below, reflects the O&M cost containment goals, which ranged from $276 million (threshold) to $266 million (outstanding) and the corresponding payout levels which ranged from 50% to 150% of the target award. Lower O&M spending represented better performance. O&M spending must have been less than $276 million to produce a payout; O&M spending in excess of $276 million would not have paid any amount for that performance target. As shown on the chart below, the Company achieved an O&M spending level of $269.7 million, which was slightly better than the target level of performance. According to the guidelines set by the Compensation Committee at the time of the award, which required interpolating on a straight-line basis, the achievement of the slightly better than the target level of performance of the O&M spending target resulted in a payout level of 113% of the target amount for that factor.

H. Christopher Owings
Securities and Exchange Commission
November 21, 2008

Table B

	Range								269.7
O&M	($ Millions)	276	275	274	273	272	271	270	ê	269	268	267	266

Payout	Payout %	50%	60%	70%	80%	90%	100%	110%		120%	130%	140%	150%
									113%
Outstanding Equity Awards at Fiscal Year-End — 2007, page 25
3.
We reviewed your response to comment 7 in our letter dated September 19, 2008. Please confirm that in future filings you will footnote your “Outstanding Equity Awards at Fiscal Year-End” table to indicate that your projections regarding achievement of the performance goals were the same projections used to determine the 2007 compensation expense related to the outstanding awards for financial reporting purposes and were done in the manner required by Financial Accounting Standards 123(R). Please also add disclosure that informs readers as to how each share amount was arrived at; though we note on page 16 that the long-term incentive opportunity is based upon a multiple of salary, it would be helpful to present a calculation of how each share amount was arrived at based upon each named executive officer’s salary as compared to the respective target amounts you disclose.

Response: In future filings, we will include a footnote to the “Outstanding Equity Awards at Fiscal Year-End” table to indicate that our projections regarding achievement of the performance goals were the same projections used to determine the 2007 compensation expense related to the outstanding awards for financial reporting purposes and were done in the manner required by Financial Accounting Standards 123(R).
We will also include a footnote to the “Grants of Plan Based Awards Table” to explain how we determined the threshold, target and maximum number of shares subject to equity incentive awards. For our CEO, we determined the number of shares for his 2007 target awards as follows:
The target value of the CEO’s long-term incentive award was $695,000, which equaled 100% of his base salary. As described in the “Compensation Discussion and Analysis,” we granted one-half of that award ($695,000/2= $347,500) in the form of performance shares and one-half in the form of stock options. The target number of performance shares awarded was determined by dividing the target value of the

H. Christopher Owings
Securities and Exchange Commission
November 21, 2008

performance share award ($347,500) by the value of a share of Company common stock as of a date preceding the date of the Compensation Committee meeting at which the awards were granted ($36.53), resulting in a target award of 9,510 performance shares ($347,500/$36.53=9,513, which was rounded down to 9,510). The number of stock options awarded was determined by dividing the target value of the stock option award ($347,500) by the FAS 123(R) “fair value” of an option as of a date preceding the date of the Compensation Committee meeting at which the options were granted ($8.7672), resulting in a grant of 39,300 stock options ($347,500/$8.7672 = 39,363, which was rounded down to 39,300). The exercise price for each option was set at the closing price on the actual grant date.
Compensation Committee Interlocks and Inside Participation, page 40
4.
We reviewed your response to comment 11 in our letter dated September 19, 2008. Item 407(e)(4)(iii) of Regulation S-K requires that you disclose any of the relationships enumerated in subparts (A) through (C) that existed in the last completed fiscal year. Your proposed revision addresses Items 407(e)(4)(iii)(C) but no longer addresses Items 407(e)(4)(iii)(A) or (B). Please revise your disclosure to cover subparts (A) and (B) of Item 407(e)(4)(iii) of Regulation S-K. If your reference to “board of directors” at the end of your proposed disclosure was intended to include compensation committees, please revise your disclosure in future filings to state this.

Response: During 2007, none of the executive officers of UniSource Energy Corp. or Tucson Electric Power Company served on the Compensation Committee or board of directors of any entity whose executive officer served as a member of UniSource Energy Corp. or Tucson Electric Power Company’s board of directors. As each committee consists solely of a subset of the board of directors, in our initial response we referred only to the Board of Directors as a whole. In future filings of our proxy, disclosure under the heading “Compensation Committee Interlocks and Insider Participation” will be changed to the following (changes underscored):
All members of the Compensation Committee during fiscal year 2007 were independent directors, and no member was an employee or former employee. No Compensation Committee member had any relationship requiring disclosure under “Transactions with Management and Others” on page 40. During fiscal year 2007, none of our executive officers served on the compensation committee (or its equivalent) or board of directors of another entity whose executive officer(s) served on our Compensation Committee, any other Board committee, or the Board of Directors as a whole.

H. Christopher Owings
Securities and Exchange Commission
November 21, 2008

* * * * *
We acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you would like to discuss any of these responses or if you would like to discuss any other matters, please contact me at (520) 884-3635.

Very truly yours, UNISOURCE ENERGY CORPORATION
By:	/s/ Raymond S. Heyman
Raymond S. Heyman
Senior Vice President and General Counsel

Cc:	Catherine Brown, SEC Staff Attorney Mara Ransom, SEC Branch Chief John T. Hood, Morgan, Lewis & Bockius LLP